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18000119

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SEC FILE NUMBER
8- 53021

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins/Bay Island Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bayside Drive, Suite 250
(No. and Street)

Newport Beach (City) — California (State) — 92625 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Budge Collins — 949-644-5771 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *If individual, state last, first, middle name*)

18401 Burbank Blvd., #120 (Address) — Tarzana (City) — California (State) — 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Budge Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collins/Bay Island Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Acknowledgment Attached

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLLINS/BAY ISLAND SECURITIES LLC

CONTENTS

ALL- PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Orange }

On JANUARY 30, 2018 before me, Judi Lowenthal, Notary Public,
(Here insert name and title of the officer)

personally appeared BUDGE COLLINS,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JUDI LOWENTHAL
COMM. # 2095216
NOTARY PUBLIC-CALIFORNIA
COUNTY OF ORANGE
MY COMM. EXP. JAN. 25, 2019

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

ANNUAL AUDITED REPORT
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 2 Document Date —

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

(Title)

- ☐ Partner(s)
- ☐ Attorney-In-Fact
- ☐ Trustee(s)
- ☐ Other

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknolwedgents from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he/she/they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of Collins/Bay Island Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Collins/Bay Island Securities, LLC as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Collins/Bay Island Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Collins/Bay Island Securities, LLC's management. My responsibility is to express an opinion on Collins/Bay Island Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Collins/Bay Island Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Collins/Bay Island Securities, LLC's auditor since 2014.

Tarzana, California

January 30, 2018

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash and cash equivalents	$	249,206
Securities owned, at fair value		5,790,090
Securities not readily marketable, at fair value		300,723
Accounts receivable		449,918
Property and equipment, net of accumulated depreciation of $498,474		308,284
Other assets		29,092
	$	7,127,313
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	246,613
Member's equity		6,880,700
	$	7,127,313

The accompanying notes are an integral part of these financial statements

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF INCOME

Year Ended December 31, 2017

Revenues		
Referral revenues on management fees	$	1,779,800
Referral revenues on performance fees		438,906
Unrealized appreciation on securities		639,620
Other income		31,447
Total revenues		2,889,773
Expenses		
Payroll and payroll taxes		781,535
Promotion and travel		335,035
Employee benefits		144,948
Rent		135,893
Professional fees		51,039
Depreciation		64,178
Other		134,882
Total expenses		1,647,510
Net income before income taxes		1,242,263
Income tax expense		800
Net income	$	1,241,463

The accompanying notes are an integral part of these financial statements

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2017		
Member's equity, beginning of year	$	7,314,237
Member distributions		(1,675,000)
Net Income		1,241,463
Member's equity, end of year	$	6,880,700

The accompanying notes are an integral part of these financial statements

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2017	
Cash flows from operating activities	
Net income	$ 1,241,463
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	64,178
Unrealized appreciation on securities	(639,620)
Changes in operating assets and liabilities:	
Accounts receivable	(174,842)
Other assets	9,567
Accounts payable and accrued expenses	88,600
Net cash provided by operating activities	589,346
Cash flows from investing activities	
Proceeds from sale of securities	6,785
Purchases of property and equipment	(21,511)
Net cash provided by investing activities	(14,726)
Cash used in financing activities	
Member distributions	(1,675,000)
Net increase in cash and cash equivalents	(1,100,380)
Cash and cash equivalents, beginning of year	1,349,586
Cash and cash equivalents, end of year	$ 249,206
Income taxes paid	$ 800
Interest paid	$ -

The accompanying notes are an integral part of these financial statements

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Collins/Bay Island Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in marketing third-party private investments.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers."

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Management has reviewed the results of operations for the period of time from December 31, 2017 through January 30, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

Cash Equivalents

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

<u>Investments in Securities</u>

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

<u>Investments in Private Investment Companies</u>

Investments in private investment companies are valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated (or adjusted by the Company if necessary) in a manner consistent with GAAP for investment companies. The Company applies the practical expedient to its investments in private investment companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation. If it is probable that the Company will sell an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Company considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in the secondary market, bids received from potential buyers, and overall market conditions in its determination of fair value.

1. Nature of operations and summary of significant accounting policies (continued)

Revenue Recognition

The Company earns referral fees from management and performance fees for accounts obtained for third-party investment companies. The fees are recognized on a quarterly or yearly basis as they are recognized by the investment advisors managing the investment companies.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

The fair value of investments is based on management estimates. Management reviews its estimates on an annual basis and, where necessary, makes adjustments prospectively.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years. Expenditures for major renewals and improvements are capitalized while minor replacements, maintenance and repairs that do not improve or extend the life of such assets are charged to expense. Gains or losses on disposal of property and equipment are reflected in operations.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2013.

With the company being a Single Member LLC, the company is not subject to audit by the IRS.

Concentration of Credit Risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution per depositor.

Concentration of Revenues

In 2017, the Company received 36% of its management fee revenues from one manager and 78% of its performance fee revenues from another manager.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2017:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2017
Investment Class				
U.S. Treasury bills	$ 2,424,891	$ -	$ -	$ 2,424,891
Common Stock	3,365,199	-	-	3,365,199
Total Assets in Fair Value Heirarchy	$ 5,790,090	$ -	$ -	5,790,090
Investments in private investment companies, at fair value				300,723
Total Investment at Fair Value				$ 6,090,813

3. Property and equipment

Property and equipment consists of the following at December 31, 2017:

Automobile	$ 192,759
Leasehold improvements	106,016
Office equipment	30,306
Furniture and equipment	477,677
Less: accumulated depreciation	(498,474)
Property and equipment, net	$ 303,284

Depreciation expense for the year ended December 31, 2017 was $64,178.

4. Commitment

The Company leases office space under a non-cancellable operating lease expiring in June 2019. Aggregate future minimum annual rental payments in the years subsequent to 2017 are as follows:

Year ending,	
2018	120,267
2019	60,858

Rent expense for the year ended December 31, 2017 was $135,893.

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital, maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was $5,287,249 which was $5,270,808 in excess of its minimum net capital requirement of $16,441. The Company's net capital ratio was 0.05 which is within the normal range.

6. Pension and profit-sharing plans

The Company has a profit sharing plan and 401(k) plan for the benefit of its eligible employees, as defined by the plan. The Company makes safe-harbor and profit sharing contributions to this plan at the discretion of its sole Member. The Company's safe-harbor and profit sharing contribution to the profit sharing plan and 401(k) plan for the year ended December 31, 2017 is $110,984, all of which has been accrued as of December 31, 2017.

COLLINS/BAY ISLAND SECURITIES LLC
Schedule I

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

Member's equity		$ 6,880,700
Less nonallowable assets		
Securities not readily marketable, at fair value		300,723
Property and equipment, net of accumulated depreciation of $498,474		449,918
Property and equipment, net		308,284
Other assets		29,092
		1,088,017
Net capital before haircuts		5,792,683
Haircut, security positions		505,434
Net capital		$ 5,287,249
Aggregate indebtedness		$ 246,613
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 16,441
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital		$ 5,270,808
Percentage of aggregate indebtedness to net capital	$ 246,613 / $ 5,287,249	
		5%

A reconciliation with the Company's net capital as reported was not included as there were no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5, Part II-A filing as of December 31, 2017, and the computation contained herein.

COLLINS/BAY ISLAND SECURITIES LLC

Schedule II

SUPPLEMENTARY INFORMATION
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(i).

COLLINS/BAY ISLAND SECURITIES LLC

Schedule III

SUPPLEMENTARY INFORMATION
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of *Collins Bay Island Securities LLC* ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(i)*.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2017 through December 31, 2017.

Collins Bay Island Securities LLC

By:

_______________ (Budge Collins, President)

1/30/18 (Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Collins/Bay Island Securities, LLC
Newport Beach, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Collins/Bay Island Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Collins/Bay Island Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Collins/Bay Island Securities, LLC, stated that Collins/Bay Island Securities, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Collins/Bay Island Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Collins/Bay Island Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 30, 2018

COLLINS/BAY ISLAND SECURITIES LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2017